# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xanadu Quantum Technologies Limited, CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares
Address of issuer's principal executive offices: 777 BAY STREET, SUITE 2400, TORONTO, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001053321

## Reporting persons
- OMERS Administration Corporation: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Ontario Canada (A6); sole voting power 36,613,907; shared voting power 0; sole dispositive power 36,613,907; shared dispositive power 0; aggregate amount beneficially owned 36,613,907 (18.7% of the class)

## Item 1. Issuer
Name of issuer: Xanadu Quantum Technologies Limited
Address of issuer's principal executive offices: 777 BAY STREET, SUITE 2400, TORONTO, ONTARIO, CANADA M5G 2C8

## Item 2. Person Filing
Name of person filing: OMERS Administration Corporation
Address of principal business office or, if none, residence:
900-100 Adelaide St W
Toronto, Ontario
M5H 0E2
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Between July 27, 2026 and July 29, 2026, the Reporting Person sold 500,000 Class B Subordinate Voting Shares ("SVS"). On September 11, 2026, the Reporting Person converted 39,746,515 Class A Multiple Voting Shares ("MVS") into SVS on a share-for-share basis and sold an aggregate of 3,132,608 SVS beginning on September 22, 2026 and ending on September 23, 2026. As of the date hereof, the Reporting Person owned 36,613,907 SVS and no MVS.
Percent of class: 18.7%. The percent of class beneficially owned is based on 195,786,645 SVS outstanding as of September 30, 2026, as reported by the Issuer in its press release dated November 11, 2026 furnished to the SEC in a Form 6-K on November 12, 2026.
Sole power to vote or to direct the vote: 36,613,907
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 36,613,907
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: OMERS Ventures III, LP owns 33,751,868 SVS and OMERS Ventures LP owns 2,862,039 SVS (collectively, the "Funds"). The Reporting Person exercises control or direction over the Funds.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- OMERS Administration Corporation: /s/ Josh Bezonsky, Vice President, Legal and Compliance (11/13/2026)